SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 33300346767

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), pursuant to article 157, §4, of Law No. 6.404, of December 15, 1976 (“Corporation Law”) and CVM Resolution No. 44, of August 23, 2021, referring to the relevant fact disclosed on December 05, 2022 and to the market announcement disclosed on January 04, 2023, informs to its shareholders and the general market as follows:

On this date, the Company’s shareholders gathered at the 185th Extraordinary General Meeting (“Shareholders Meeting”) approved the incorporation of all shares issued by the following subsidiaries of the Company (“Incorporation of Shares”): (i) Companhia Hidro Elétrica do São Francisco (“CHESF”); (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”); (iii) Furnas – Centrais Elétricas S.A. (“Furnas”); and (iv) Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte”, jointly with CHESF, CGT Eletrosul and Furnas, “Subsidiaries”).

The Incorporation of Shares was approved pursuant to the protocols and justification of the incorporation of shares celebrated between the Officers of the Company and the Officers of the Subsidiaries and disclosed to the shareholders through the Management Proposal for the Shareholders Meeting.

Due to the approval of the Incorporation of Shares on the Shareholders Meeting and on general shareholders meetings of the Subsidiaries, in accordance to article 264, §3, article 252, §§ 1 and 2, and article 137, II, of the Corporation Law, the shareholders holding Class “A” Preferred Shares issued by the Company (“PNA Shares”) may exercise the right to withdraw from the Company, in the terms already informed to the market in the Relevant Fact disclosed on December 05, 2022.

The payment of the value of the shares held by shareholders owners of PNA Shares will only be assured in regard to the shares held by those shareholders that are owned, in an uninterrupted and proven manner, since December 05, 2022 (date of publication of the Management Proposal for the Shareholders Meeting), until the date of the effective exercise of the right to withdraw, in accordance with article 137, §1, of the Corporation Law.

Furthermore, the right to withdraw may only be exercised with respect to the totality of shares held by the shareholder holder of the PNA Shares during the respective applicable period, not being allowed, therefore, the partial exercise of the right to withdraw.

Information regarding the right to withdraw, including detailed deadlines and information for its exercise, will be disclosed in due course by the Company by means of a Notice to Shareholders.

Rio de Janeiro, January 05, 2023.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.